Exhibit 99.8

CERTIFICATE OF QUALIFIED PERSON

I, Jon Carlson, P.Geo., am employed as the Manager of Strategic Planning for the Ekati Operation with Dominion Diamond Corporation, whose office is situated at 1102-4920 52nd Street, Yellowknife, NT X1A 3T1.

This certificate applies to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of 31 January 2015 (the “technical report”).

I am a Professional Geologist member of the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (#L833). I graduated from West Virginia University with a Bachelor’s Degree in Geology in 1979; and from the Colorado State University with a Masters Degree in Economic Geology in 1983.

I have practiced my profession for 32 years. I have been directly involved in diamond exploration and project development and have been continuously engaged with the discovery, exploration, evaluation and development of the Ekati Diamond Mine in the Northwest Territories, Canada since 1992.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101- Standards of Disclosure for Mineral Projects (NI 43–101).

I have worked in the Ekati project area for 22 years, the last eight years of which I have had direct involvement with mine site operations.

I am responsible for Sections 1.1, 1.2, 1.5, 1.6, 1.7, 1.8, 1.9, 1.13, 1.23, 1.24; Section 2, Section 3, Section 4, Section 5, Section 6, Section 7, Section 8, Section 9, Section 10, Section 11, Section 12, Section 14.10, Section 23, Section 24, Sections 25.1, 25.4, 25.5, 25.6, 25.7, 25.8, 25.17, 25.18, Section 26, Section 27, and Appendix A of the technical report.

I am not independent of Dominion Diamond Corporation as independence is described by Section 1.5 of NI 43–101.

I have previously co-authored a technical report on the Ekati Operation as follows:

  Heimersson, M., and Carlson, J., 2013: Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report: Report prepared for Dominion Diamond Corporation, effective date 10 April 2013.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

Dominion Diamond Corporation
1102-4920 52nd Street	www.ddcorp.ca
Yellowknife, NT X1A 3T1

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 12 March 2015

“Signed and sealed”

Jon Carlson, P.Geo.

Dominion Diamond Corporation
1102-4920 52nd Street	www.ddcorp.ca
Yellowknife, NT X1A 3T1